UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: THE PROPOSAL TO MAKE CHANGES TO THE BYLAWS ALSO ON THE AGENDA OF THE SHAREHOLDERS' MEETING

Rome, 19 March 2015

The Board of Directors of Telecom Italia, at a meeting today chaired by Giuseppe Recchi, has resolved to call the ordinary shareholders' meeting for 20 May 2015 (single call), at the auditorium in Rozzano (Milan), Viale Toscana n. 3.

The following will be proposed to the Shareholders' meeting:

-        approval of the financial statements

-        distribution of only the privileged dividend to savings shares, in the amount of 2.75 euro cents per share (in line with that already announced when presenting the industrial plan);

-        approval of the report on remuneration, in the section relating to the remuneration policy for 2015;

-        appointment of the Board of Statutory Auditors for FYs 2015-2017, to be made by means of the slate voting system (and for the first time applying the gender balance rule);

-        the introduction of a deferral mechanism by means of the liquidation in ordinary shares of a portion of the short-term incentive, with reference to the 2015 MBO cycle for the Top Management and a selected number of executives. The details of the initiative will be stated in the information document which will be published within the terms of the law;

-        granting of powers to increase the share capital to service said remuneration plan, by means of the allocation of profits for up to a maximum of 25,500,000 euros, to be allocated when approving the financial statements. The maximum amount of the share capital increase authorised will be 46,363,635 new-issue ordinary shares, for a maximum dilution of 0.24% of the total capital and 0.34% of the ordinary shares only at 31 December 2014;

-        the amendment of some statutory rules regarding the Board of Directors and Board of Statutory Auditors;

-        the merger by incorporation of the subsidiary TI Media, as per separate joint press release.

The work proposed on the Bylaws essentially relates to:

-          clarification regarding the entitlement to submit slates for the renewal of the Board of Directors and the Board of Statutory Auditors (0.5% of the ordinary share capital or less), as specified by the Company (at the request of Consob) in view of the Shareholders' Meeting of 16 April 2014 (renewal of the Board of Directors) and as also confirmed this year for the renewal of the Board of Statutory Auditors;

-          the introduction of a principle of independence (in accordance with the law and/or the Corporate Governance Code of Borsa Italiana), when renewing the Board of Directors, for at least half of the candidates and elected directors on each slate;

-          the amendment of the majority premium, when renewing the administrative body, to 2/3 of the Directors to be elected (at present, the Bylaws establish that 4/5 of the seats shall be assigned to the majority slate);

-          a change to the mechanism for convening the Board of Directors at the request of the Directors, attributing this right to 2 Directors (rather than to one fifth of the Directors in office), in a similar way to the legal provisions regarding Auditors.

The notice calling the meeting will be published over the next few days, whilst the other pre-meeting documentation will be made available in accordance with applicable regulatory terms.

The dividends will be made payable  to the entitled parties based on the evidence in the share deposit accounts at the end of the record date of 23 June 2015, starting from the coming 24 June 2015, while the coupon date will be 22 June 2015.

As regards said merger, the start date from which the block shall apply to the faculty to convert the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”, issued by Telecom Italia Finance SA in November 2013, is postponed to 30 March 2015 to allow for any conversion in the period of 30 days from publication of the notice of the launch of the Telecom Italia Media merger process, made in the Official Gazette on 26 February 2015.

***

The Board of Directors has ascertained that the board as a whole continues to meet the requirements and that the Directors Benello, Calvosa, Cattaneo, Cioli, Cornelli, Gallo, Kingsmill, Marzotto and Valerio continue to meet the independence requirements set forth in the Borsa Italiana Code. It has also ensured that said Directors and Director Fitoussi meet the legal independence requirements.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the twelve months ended December 31, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

---------------------------------

Umberto Pandolfi

Company Manager